Exhibit 99.1

Q1 2020 Earnings Release

BETTERWARE REPORTS AN INCREASE OF 27.5% IN NET SALES AND 17.2% IN EBITDA VS Q1 2019

Guadalajara, Jalisco, Mexico, May 11, 2020. - Betterware de Mexico S.A.P.I. de C.V. (“Betterware” or the “Company”), announced today its consolidated financial results for the first quarter 2020. The figures presented in this report are expressed in nominal Mexican Pesos (Ps.) unless otherwise noted, are un-audited, prepared in accordance with IFRS and may include minor differences due to rounding.

Message from the Executive Chairman

It is a pleasure to share our financial and operating highlights for Q1 2020 (our first quarterly earnings release) which follows the achievement of a paramount milestone in our operating history, during mid-March, we became the first Mexican company to be directly listed on Nasdaq. The proceeds obtained from the listing will contribute to bolster our business platform, in order to pursue our long-term goals.

In this regard, the incremental commercial outreach provided by our solid distribution network comprised of more than 25,000 distributors and 475,000 associates, together with the inherent benefits from the deployment of cutting-edge technologies, constant product innovation and data analysis, allowed us to reinforce our leadership in the home solutions sector in Mexico.

We have reviewed our commercial strategy for the rest of 2020 and have made the necessary adjustments considering the possible adverse impacts derived from the COVID-19 contingency. We revised our fixed and variable expenses and capex, to focus on expenses and investments related to maintaining the expected sales growth.

Finally, we will continue strengthening our logistics and commercial outreach, including the opening of our new distribution center planned for the fourth quarter of 2020, which will utilize new technologies and automation to improve our operating efficiencies. The economic benefits from these initiatives will be reflected in our 2021 results and future periods.

Luis Campos

Executive Chairman

Message from the CEO

The results obtained during Q1 2020 were the outcome of the growth in distributors (+36.1% vs Q1 2019) and associates (+31.4% vs Q1 2019), which propelled the Company's net sales to reach Ps. $967.9 million, representing an increase of 27.5% compared to the same period of the previous year. Additionally, EBITDA for Q1 2020 amounted to Ps. $238.4 million (+17.2% vs Q1 2019) and Net Income to Ps. $145.5 million (+21.6% vs Q1 2019).

Our results in Q1 2020 were adversely affected during the last two weeks of March due to the COVID-19 pandemic. Our sales estimates were not achieved by Ps. 13.0 million, amount which reduced 0.7pp the expected sales growth for the quarter. Additionally, the Mexican Peso devaluation against the US Dollar impacted our expected gross margin for the quarter, reducing it by 1.8 pp, resulting in a gross margin of 56.1%, and our expected EBITDA margin of 28.5% was also reduced by 3.5 pp resulting in a 25.0% EBITDA margin.

Regarding our financial position, as of March 31, 2020, our net debt to EBITDA ratio remained at healthy levels of 0.2x; while a strong generation of cash led to a 25.9% increase in the Adjusted Levered Free Cash Flow, thus boosting our liquidity.

Andres Campos

CEO & Board Member

Q1 2020 Earnings Release

Betterware de Mexico, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

As of March 31, 2020 and 2019

(In Thousands of Mexican Pesos)

	Mar-31 2020	Mar-31 2019
Assets
Cash and cash equivalents	277,858	132,723
Trade accounts receivable, net	337,004	281,103
Accounts receivable from related parties	1,010	420
Inventories	319,423	352,316
Prepaid expenses	37,915	49,255
Other assets	26,565	17,611
Derivative financial instruments	65,501	-
Total current assets	1,065,276	833,428
Property, plant and equipment, net	243,503	94,611
Right of use assets, net	21,305	33,634
Deferred income tax	5,082	-
Intangible assets, net	307,088	314,537
Goodwill	348,441	348,441
Other assets	3,688	24,632
Total non-current assets	929,107	815,855
Total assets	1,994,383	1,649,283

Liabilities and Stockholders’ Equity
Borrowings	125,921	148,581
Accounts payable to suppliers	681,215	453,430
Accrued expenses	81,367	67,386
Provisions	54,404	37,318
Income tax payable	37,431	45,259
Value added tax payable	41,496	24,827
Statutory employee profit sharing	6,364	3,780
Lease liability	16,985	26,814
Derivative financial instruments	3,142	8,509
Total current liabilities	1,048,325	815,904
Employee benefits	1,189	1,211
Derivative financial instruments	23,789	8,120
Deferred income tax	78,501	69,347
Lease liability	4,989	7,876
Borrowings	322,568	546,925
Total non-current liabilities	431,036	633,479
Total liabilities	1,479,361	1,449,383

Stockholders’ Equity
Capital stock	220,981	55,985
Retained earnings	293,876	143,870
Other comprehensive income	168	45
Non-controlling interest	(3)	-
Total Stockholders’ Equity	515,022	199,900
Total Liabilities and Stockholders’ Equity	1,994,383	1,649,283

Q1 2020 Earnings Release

Betterware de Mexico, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended March 31, 2020 and 2019

(In Thousands of Mexican Pesos)

	Q1 2020	Q1 2019	∆%
Net revenue	952,685	747,175	27.5%
Cost of sales	418,069	303,902	37.6%
Gross profit	534,616	443,273	20.6%

Administrative expenses	129,612	103,990	24.6%
Selling expenses	135,095	113,192	19.4%
Distribution expenses	40,473	31,398	28.9%
Total expenses	305,180	248,580	22.8%
Operating income	229,436	194,693	17.8%

Interest expense*	(40,399)	(22,559)	79.1%
Interest income	2,710	1,709	58.6%
Unrealized gain in valuation of financial derivative instruments	70,879	-	100.0%
Foreign exchange loss, net	(51,837)	(521)	9849.5%
Financing cost, net	(18,647)	(21,371)	-12.7%

Income before income taxes	210,789	173,322	21.6%

Income taxes	65,289	53,686	21.6%

Net income	145,500	119,636	21.6%

*	Interest expense in 1Q 2020 include a prepayment commission of Ps. 20,700 for the early amortization of an outstanding loan

EBITDA breakdown (Ps. $238.4 million)

Concept	Q1 2020	Q1 2019	∆%
Net income	145,500	119,636	21.6%
(+) Income taxes	65,289	53,686	21.6%
(+) Financing cost, net	18,647	21,371	-12.7%
(+) Depreciation and amortization	8,970	8,654	3.7%
EBITDA	238,406	203,347	17.2%
EBITDA margin	25.0%	27.2%	-2.2	pp

Q1 2020 Earnings Release

Betterware de Mexico, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the three-months ended March 31, 2020 and 2019

(In Thousands of Mexican Pesos)

	Q1 2020	Q1 2019
Cash flows from operating activities:
Net income for the period	145,500	119,636

Adjustments for:
Income tax expense	65,289	53,686
Depreciation and amortization of non-current assets and right of use assets	8,970	8,654
Interest income recognized in profit or loss	(2,710)	(1,709)
Interest expense recognized in profit or loss	19,699	22,559
Unrealized gain in valuation of financial derivative instruments	(70,879)	-

Movements in working capital:
Trade accounts receivable	(89,917)	(82,327)
Accounts receivable from related parties	(400)	(420)
Inventory	26,131	(50,110)
Prepaid expenses and other assets	18,961	(15,381)
Accounts payable to suppliers and accrued expenses	178,778	38,869
Provisions	7,715	(1,668)
Value added tax payable	11,197	7,203
Statutory employee profit sharing	1,358	1,064
Income taxes paid	(62,567)	(38,723)
Employee benefits	(441)	(144)
Net cash provided by operating activities	256,684	61,189

Cash flows from investing activities:
Payments for property, plant and equipment	(39,998)	(60,981)
Interest received	1,402	619
Net cash used in investing activities	(38,596)	(60,362)

Cash flows from financing activities:
Repayment of borrowings	(300,000)	(54,173)
Proceeds from borrowings	74,000	98,243
Interest paid	(22,923)	(24,602)
Dividends and Capital stock increase, net	94,996	(64,955)
Net cash used in financing activities	(153,927)	(45,487)
Net increase (decrease) in cash and cash equivalents	64,161	(44,660)
Cash and cash equivalents at the beginning of the period	213,697	177,383
Cash and cash equivalents at the end of the period	277,858	132,723

Q1 2020 Earnings Release

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document, as past results in no way offer any guarantee of future performance. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections.

Q1 2020 Earnings Release

Q1 2020 Conference Call

Management will hold a conference call with investors on May 12th, 2020 at 9am Central Standard Time (CST)/10am Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13703480

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13703480